 Exhibit 99.6

Earnings Call 2

EARNINGS CALL 2

Q2 FY2017 RESULTS

October 14, 2016

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Pravin Rao

Chief Operating Officer

Ranganath D. Mavinakere

Chief Financial Officer

Mohit Joshi

President & Head - Financial Services; Head - Infosys Brazil and Infosys Mexico

Sandeep Dadlani

President & Head – Manufacturing, Retail, CPG and Logistics; Head – Infosys Americas

Rajesh Krishnamurthy

President & Head - Energy, Utilities, Telecommunications and Services; Head—Infosys Consulting; Head of Europe

ANALYSTS

Joseph Foresi

Cantor Fitzgerald

Keith Bachman

Bank of Montreal

Moshe Katri

Wedbush Securities

James Friedman

Susquehanna International Group

Ravi Menon

Elara Securities

Moderator

Ladies and Gentlemen, Good Day and Welcome to the Infosys Earnings Conference Call. As a reminder, all participant lines will be in the listen-only mode and there will be an opportunity for you to ask questions after the presentation concludes. Should you need assistance during the conference call, please signal an operator by pressing ‘*’ then ‘0’ on your touchtone telephone. Please note that this conference is being recorded. I would now like to hand the conference over to Sandeep Mahindroo. Thank you and over to you.

Sandeep Mahindroo

Hello everyone and welcome to Infosys Earnings Call to Discuss Q2 FY17 Results. I am Sandeep from the Investor Relations team in Bangalore. Joining us today on this call is CEO & M.D. – Vishal Sikka; COO – Pravin Rao; CFO – M.D. Ranganath, along with other members of the senior management team. We will start the call with some remarks on the performance of the company by Sikka and Ranganath. Subsequently, we will open up the call for questions. Please note that anything which we say which refers to our outlook for the future is a forward-looking statement which must be read in conjunction with the risks that the company faces. A full statement and explanation of these risks is available in our filings with the SEC, which can be found on www.sec.gov

I would now like to pass it on to Sikka.

Vishal Sikka

Thanks, Sandeep. Hi everyone and welcome to our Q2 Earnings Call.

We had good overall performance in Q2. You will recall that during our ‘Analyst Day’ in Pune in India in August, we had outlined certain expectations on Q2 performance. We had mentioned then that we would focus strongly on execution in Q2 and expected revenue growth in Q2 to be better than Q1. We had also mentioned that we would focus on certain drag factors of Q1 like Consulting, Finacle, BPO and our India business. I am happy to report that as a result of our strong focus on execution in Q2, our sequential revenue growth was 3.5% in reported terms and 3.9% in constant currency terms. This compares to Q1 in which we had 2.2% growth in reported terms and 1.7% growth in constant currency terms. Consulting, India and Finacle have all performed better in Q2 compared to Q1. We will continue to monitor performance of Consulting closely in the coming quarters as it still faces headwinds.

Our Core IT services had robust growth of 4.7% in constant currency in Q2; volume growth was 4%. We continue to see adoption of our new services by our clients and are focusing on building a healthy pipeline of our new services. I am particularly excited about the interest from clients in our knowledge-based AI platform - Infosys Mana, both in helping them renew their core businesses and especially in helping them to explore and define new areas. I will talk more about this in a little bit.

Coming to strategy execution, we have been sharing with you certain key indicators that we track. During the quarter, we had large deal wins of $1.209 bn, this includes committed value deal wins of $138 mn and Framework deals of $1,071 mn.

In terms of client metrics, our top-10 clients grew year-on-year 3.7%. Our top-25 clients grew 4.3% while non-top 25 clients grew 10.6% on reported terms. The number of $50 mn clients increased by 2 to 54 while the number of $100 mn plus clients increased by 1 to 18.

We continued our strong focus on improvement in operational efficiency parameters such as utilization, onsite-offshore mix, sub-con expenses and cost optimization. Ranga will provide more details on these in his remarks.

Our operating margins improved 80 basis points from 24.1% in Q1 to 24.9% in Q2. Amongst large verticals, growth was led by Financial Services and Insurance which grew 5.2% on constant currency and Energy, Utilities, Communications and Services which grew 7.3% on constant currency. We had robust all around growth across all geographies.

We added 12,717 employees on a gross basis and 2,779 on net basis. Headcount at the end of the quarter was close to 200,000 at 199,829. Attrition for the quarter declined to 15.7% for Infosys Limited standalone and 20% for the entire group with high performer attrition, a particular focus for us continuing to decline.

We will continue to seek opportunities in M&A and investments and in this quarter we invested in Cloudyn, a cloud spend optimization startup in Israel.

In Pune, we had also announced that in order to further enhance client focus and our agility in the market, we would create smaller industry segments in sales. We have completed this exercise and the new structure is effective as of today. Similarly, we reorganized our delivery organization in April-2015, wherein we consolidated and defragmented our various service lines under Ravi’s leadership. We have seen significant benefits out of the delivery organization, as seen in stronger service line focus, and improved operational efficiencies and stronger ownership by the leaders. We see a similar opportunity in sale through the smaller, more agile, more focused and more accountable industry segments under the leadership of Mohit, Sandeep and Rajesh.

Coming to the business outlook for FY17, you will recall that in Pune, we said that we will be in a better position to provide the business outlook after delivering Q2 and assessing the business environment for Q3 and Q4. We had indicated then that we see more headwinds than when we entered Q2. During the course of Q2, we have seen signs of cautious client behavior. Our announcement on RBS ramp-down is an example of this. Over the last couple of weeks, several of our peers have also indicated a softer business environment leading to a more cautious outlook for FY17. After considering our H1 performance and the near-term business outlook based on the visibility and our assessment, at this point in time we expect our revenue for FY17 to be between 8% to 9% in constant currency terms.

Now, let me share a few thoughts on the Execution of our ‘Renew’ and ‘New’ Strategy through Automation and Innovation and how we are fueling this through a culture of education and learning. In Renew, in Q2, we made good progress on our strategy to renew our core services and help our clients renew their core businesses through automation and grass-roots innovation. We are accelerating this by monetizing Zero Distance, bringing our Knowledge-based AI Platform Mana to all aspects of our service offerings including leveraging Mana internally and continuing to drive value from the bench. Our traditional services of Application Development, Infrastructure Management and Product Engineering, all grew above the company average. Zero Distance, which is our program to bring innovation to every project is enabling us to deepen our existing client relationships, show differentiation to help us win new opportunities and provide tangible examples of Infosys as a strategic partner for grass-roots ongoing innovation. Zero Distance continues to cover more than 95% of all projects and it is truly grass-roots innovation movement across Infosys. We are now elevating this further to drive greater value for our clients and converting these ideas into solutions. Hundreds of Zero Distance ideas are being implemented in client projects with many of these converted into new business opportunities generating commercial value for Infosys.

Regarding Mana, I am really excited to see the growing interest from clients and in the industry and we are in the process of building a strong pipeline. While we are in the early stages, with revenue impact insignificant for the quarter, we saw continued adoption in client successes. Internally, we are leveraging our own automation solutions to drive greater efficiencies into all of our service lines.

In Q2, Ravi estimates that we saved 2,387 FTEs worth of effort across service lines, primarily in Application Maintenance, Package System Maintenance, BPO and Infrastructure Management. Going forward, we will go beyond automation and apply the Knowledge-based AI capabilities of Mana to more complex scenarios with the focus on increasing productivity.

Zero Bench, which is our program to engage employees in value creation while they are between projects has created more than 26,000 work packets with many of these being generated by Zero Distance ideas and nearly 12,000 work packets already completed by folks on the bench. This has ensured that almost all of our bench capacity is engaged and we are already seeing benefits in terms of additional revenue as well as margin improvements through the solutions created. As a result of gaining valuable experience on these Zero Bench assignments, more than 1,000 additional freshers went directly to client projects in the first half of fiscal ’17 versus fiscal ’16 first half and you also see this contribute to the improved utilization.

Coming to new areas, we continue to grow in our new services and products in Q2 and help our clients drive breakthrough innovation. In particular, we are working with a number of clients and partners on leveraging new technologies especially AI technologies including Machine Learning to drive large scale transformations. Our AI platform Mana is key to this and we will accelerate our work in new areas with Mana.

We also announced in September our new ‘Incubation as a Service’, a dedicated Infosys team that will be the innovation engine for our clients, leveraging our learning experiences across industries and our work in emerging technologies. We will run this model with co-creation and collaboration with clients at the heart of what we offer, founded on the principles of Design Thinking.

Skava continue to help clients create new kinds of customer engagements across channel. In Q2 we launched Skava Commerce, a new standard for Modern Mobile-First Modular Ecommerce Platform. For example, Infosys and TOMS Shoes are working together to implement an Omni Channel platform leveraging Skava Commerce.

EdgeVerve delivered a strong performance this quarter with 48 wins and 23 go-lives from both Finacle and Edge suite of solutions across various markets. Edge products added several new clients this quarter across various solutions with AssistEdge leading with 8 new wins.

In Design Thinking, we continue to bring Design Thinking into every client engagement. For example, we are working with Kohl’s, the large US retailer to leverage Design Thinking together with our Skava platform on how to enhance customers’ sales associate and the overall Kohl’s experience.

Coming to culture, we continue to invest in our employees and in learning and education. In education this quarter, we added focus on collaboration to every class that we offer in our university in Mysore. This is based on learning from our data sciences class in which we saw the in which we saw the code quality was significantly improved through collaboration. Specifically, we reduced the number of code issues at 35% for individuals, down to 12% in a group of 10. We are also introducing new kinds of programs including Udacity in Nanodegree and Courcera for rapid up-skilling when needed for the most in-demand niche skills. For employees, we continue to roll out the equity program with the first phase to mid and junior level high performers already complete. We will be extending this to the leadership levels as we look at programs to retain our best leaders and attract new leaders to our company.

Looking beyond business, at Infosys, we are deeply aware of our role in society which is beyond business. In India through the Infosys Foundation, we made several investments in the areas of Rehabilitation, Healthcare, Education and Arts & Culture, including handing over the Residential Enclave of 200 Houses to families that were ended homeless in the aftermath of the Cyclone Hudhud in 2014. We launched an Institute of Robotic Surgery to support Narayana Health and Funding travel stipends for top researchers at IIT, Kharagpur as well as sponsoring an IIT Kharagpur study about the Antiquity of the Indus Valley. Infosys Foundation USA supports Quality Computer Science and maker professional development for teachers via the Computer Science Professional Development Week, the CS for All Community Giving Program and the commitments recently announced at the White House Summit on Computer Science for all. Additionally, the foundation announced new grants to support the largest CS Teacher Organization. The Computer Science Teacher Association recognize excellence in CS Teaching for Awards and to support the New York Academy of Sciences. We continue to be very proud of our work in our community.

In closing, I would like to hand it over to Ranga to provide more details on the financials before coming back for Q&A. Thank you.

Ranganath D. Mavinakere

Thank you Vishal. Hello everyone

Let me start by saying that in Q2, we focus further on improving the operational efficiency of our business and we continued our emphasis on healthy cash generation. I am happy to report that we have seen an improvement on both these fronts during the quarter.

Our revenues in Q2 were $2,587 mn, which is a growth of 3.5% on reported basis and 3.9% on constant currency basis. On a year-on-year basis when compared to Q2 of fiscal ’16, revenues have grown 8.2% in dollar terms and 8.9% in constant currency terms. H1’17 revenue growth as compared to H1’16 was 9.5% in reported terms and 10.5% in constant currency terms. Volumes grew by 4% during the quarter as compared to 2.2% in Q1’17. On quarter-on-quarter basis, onsite volume grew by 3.1% and offshore volume grew by 4.4%. Realization for the quarter increased by 0.2% on reported basis and 0.7% on constant currency basis compared to Q1 of FY’17. On year-on-year basis, realization declined by 3.6% on reported basis and 3.0% on constant currency basis as compared to Q2 of ‘16.

Several of the operational efficiency parameters improved during the quarter. Our utilization excluding trainees increased by 2% to 82.5%. Similarly, utilization including trainees went up to 77.7%. Over the last six quarters, utilization excluding trainees has been consistently above 80%. Onsite mix reduced to 29.7% during the quarter and we are focusing on bringing this down gradually, though there could be quarter-on-quarter volatility.

Subcon expenses were 5.4% of revenues in Q2 similar to Q1’17 levels, but lower than 5.5% in Q2’16.

Employee benefit cost as a percentage of revenue was 55.7% as compared to 55.3% in Q1’17, primarily on account of compensation increase and higher variable pay that we paid to our employees this quarter, offset by better utilization. On a comparable basis to Q2’16, employee benefit cost as a percentage of revenues were 54.7%.

Our collections were healthy and DSO for the quarter was healthy at 64-days as compared to 66 days in Q1’17, a reduction of 2 days.

Our operating margins for the quarter was 24.9%, increase of 80 basis points over Q1’17. Improvement in utilization and onsite mix contributed to 100 basis points of margin improvement. This was partially offset by increase in third-party software cost which negatively impacted margins by 60 basis points. The benefit of onsite cost optimization initiatives and lower visa charges were slightly offset by impact of higher variable pay and compensation increases resulting in net positive impact of 40 basis points. So overall it led to 80 basis expansion in margin.

Our emphasis on healthy operating cash flow generation continued this quarter. Operating cash generation was strong during the quarter, partly held by tax refunds of about $50 mn. We generated operating cash flow of $553 mn in Q2 as compared to $481 mn last year same quarter. Our cash and cash equivalents as of September 30th was $ 5,349 mn as compared to $ 4,918 mn last quarter.

We added 12,717 gross employees during the quarter with a net addition of 2,779 employees. The quarterly annualized attrition on a standalone basis has also decreased marginally to 15.7% from 15.8% last quarter. At a group level, annualized attrition was 20% as against 21% last quarter.

As you know, Q2 saw currency volatility especially in the backdrop of Brexit. We managed to navigate the volatility effectively. On a period end basis, USD appreciated by 3.6% against GBP and depreciated by 0.3% against Euro and 2.2% against Australian Dollar. Our hedge position as of September 30, 2016 was $1,037 mn. We expect near-term volatility in cross-currency and rupee and we continue to manage the same through appropriate hedges.

Yield on cash balances was 7.77% in Q2’17 compared to 7.82% in Q1’17. We expect the yield for FY’17 to be approximately 7.5% compared to 8.6% in FY’16 due to interest rate environment in India.

The effective tax rate for the quarter was 28.8%. Full year effective tax rate projection is expected to be around 29% for fiscal ‘17.

Our net margins during the quarter were 20.8% as compared to 20.5% in Q1, an expansion of 30 basis points. Our EPS for the quarter was 24 cents; EPS grew 3.8% year-on-year basis and 5.5% on sequential basis.

Coming to clients and business Segments, our number of $100 mn clients increased to 18 from 17 last quarter, likewise $50 mn clients increased by 2 to 54 clients. Active clients now stands at 1,136 as compared to 1,126 last quarter.

Coming to Margin Expectations, we will continue to optimize the operational efficiency levers on an ongoing basis. We have said in the medium-term, our operating margin expectation is in the range of 24% - 26%. Considering the expectations on growth trajectory for the second half of the year and as revenue growth is one of the key determinants of margin, we expect fiscal ’17 margins to be in the range of 24% to 25%.

With that, we will open the floor for questions.

Moderator

Thank you very much, sir. Ladies and Gentlemen, we will now begin the Question-and-Answer Session. We have first question from the line of Joseph Foresi from Cantor Fitzgerald. Please go ahead.

Joseph Foresi

I was wondering could you just talk about the change in the outlook, is that more economic or structural? I know this came up at one of your competitors. I want to get your view on it, maybe you could describe why?

Vishal Sikka

It is largely based on a couple of client-specific headwinds as well as couple of service lines like Consulting and BPO where we expect the growth to be lower than what we had anticipated at the beginning of the year. I would not say it is structural. The structural change that is happening in our industry is widely known. I have been talking about this for the last two years and that has to do with this very pervasive and fundamental downward spiral that the industry as it has been is going through which is based on the pricing pressure, the rapid acceleration of the rate cuts, decline in pricing realization and so forth which is being fueled by a variety of reasons and so forth. That is one structural thing but otherwise this quarterly fluctuation that we see is nothing to do with the structural thing.

Joseph Foresi

Then my second question is I appreciate the color on the margins for this year. Just given some of the structural things you just talked about, what do you expect from a margin or profitability standpoint over the long-term, I know you have given some color about perhaps innovation helping the margins but I was wondering what you thought about the margin profile over the long-term?

Ranganath D. Mavinakere

Let me first take that question. Yes, in the medium-term, as you rightly said, we continue to reiterate 24% to 26%. As you know the margin is a derivative of three principle components – one is of course the revenue growth itself, the second one is the pricing decline and the third one is to what extent the pricing decline could be offset through operational efficiency. Another one of course is the Automation piece. As we have seen in this particular fiscal as we have said several times, our primary focus has been on how do we look at all our operational efficiency levers which could be levers for margin improvement in the short-term to medium-term. But in the long-term, the real lever that we have is really Automation. We need to look at the two pieces of the spectrum that we have for improving the operating margins. Near-to-medium-term spectrum is really the operational efficiency and so on and also in some of the projects how do we get productivity improvements to improve margin given in ongoing projects. But in the longer-term, it is really the Automation. Let me first address the first part; as we have been saying over the last four quarters, we have continued our sharp focus on the levers that we have on operational efficiency, whether it is utilization…it used to be in the late 70s as recent as over 6-quarters ago. Then consistently over the last 6-quarters we have kept it above 80%, this quarter it has further improved by 2.5%. Likewise subcontractor expenses used to be 6.3% and we brought it down to 5.6%, then 5.4% and likewise the onsite employee cost as a percentage of revenue and so on. We do believe that the trajectory of this operational efficiency indicators over the last 3-4-quarters have been moving in the right direction and we do believe we have some more levers. But as you said, this is for the short-term to-medium-term. For the longer-term, Automation is one which can give us a more sustainable margin improvement and Vishal has been focusing and the company over the last couple of quarters has been focusing. Even there if you look at the Automation, the first phase of Automation typically focuses on offshore at the lower end of the pyramid kind of jobs. You will not really see significant impact on P&L if it is only offshore at the lower end of the pyramid. For meaningful impact on operating margins through Automation, we need to really see across the pyramid both onsite and offshore reduction in the effort through Automation. That is where the current focus is. I think Vishal wants to add a few more thoughts on this.

Vishal Sikka

The longer-term when you look at the margin situation, there are two key things that are going to have a structural impact. Ranga already talked about Automation. The key there is to ensure that the productivity improvement that we can achieve through our Mana platform outperform the downward trend in the pricing. If we are able to do that we will improve the margin, if we are not then margin will continue to decline. It is as simple as that and I think it obviously points to a very clear picture

So Joe, this is Vishal again. Just to answer your question, again, longer term when it comes to margin, the one key thing as Ranga talked about is automation and there we have to ensure that the improvement in productivity because of automation, because of our AI platform Mana outpaces the downward pressure, the downward curve of the rising pressure that we see. If you are able to outpace that we will improve our profitability, if we are not, we will not. And this is something that is I believe the most fundamental issue that is facing the industry and I believe on this measure we are continuing to make good progress because of expanding the sophistication of our AI platform and so on.

The other longer aspect of margin is to ensure that our new services and our software based offerings continue to gain scale and continue to gain traction because these are high value, high margin kinds of offerings. The more of those that we can embrace and that includes in some cases opening up new go-to-market channels and so forth, the better off we will be on the margins. So, our margin thesis is based on these three observations as Ranga talked about, one is that the industry is under a structural decline or margin pressure which impacts our core business. Number two, automation and AI can help us dramatically improve our productivity and if we are able to outpace the downward pricing pressure as a result of that, then that much the better. And number three, our ability to offer new services that are high value and high margin that can help us improve margins over the long-term. Thanks.

Joseph Foresi

And then just on pricing, have you seen any change in pricing and could pricing become a bigger problem if the demand environment stays depressed obviously for the extended period of time? Thank you.

Vishal Sikka

Yes, we have in fact we mentioned in our press release the downward pricing pressure has continued to intensify over the course of the last two years. And perhaps Ranga, you can provide the numbers of how the pricing decline has happened over the course of the year.

Ranganath D. Mavinakere

Yes. I think in our opinion the relevant indicator would be really the year-on-year pricing for a longer period because there could be quarter-to-quarter volatility in pricing which may not sometimes could not be the ideal indicator. So for example last year if you look at entire FY16 over FY15, the pricing decline in constant currency was close to 1.5%. Now likewise if you look at on a half year basis this year, H1 2017 over H1 2016 in constant currency basis we have seen a pricing decline of 1.6%. So, we are seeing in this range of 1.5% to 1.6% even this quarter. That is something that we have seen in the first half of this year.

Moderator

Thank you. We have the next question from the line of Keith Bachman from Bank of Montreal. Please go ahead.

Keith Bachman

I had two, if I could. The first one is growth dynamics for the industry. If you thought about the combination of leading Indian based IT service providers such as yourselves, TCS and Cognizant, what do you think their growth rate would be for the industry as reflected by those participants in calendar year 2017? You guys are guiding to call 8% to 9% year-over-year growth, TCS if you take constant currency was closer to 7% recently. Is that the right range you think for calendar year 2017 for the industry?

Vishal Sikka

I have absolutely no idea. We can tell you what we see in our situation and everyone will have their own situations and guidance based on that. We have shared our outlook. What I can say broadly is that the entire industry is under this structural change that is going on, the downward pricing pressure. I have been talking about this from the last two plus years and it has only become more intensified, more accelerated, more steep. I think we are all seeing the results of that play out in various ways across the industry. It is going to be a very difficult transformation for the entire industry. If you look at our performance in Q2, of course we did extremely well in our core services and that core service improvement is a direct reflection of the fact that we are able to bring in automation which is still in the very early stages but we are also bringing a culture of innovation. I think that dual transformation is going to be absolutely essential for the IT services companies to be able to be relevant in the times ahead. We have to improve our productivity through the power of automation and AI and we have to, in parallel, be able to take that freed up capacity because of AI and deploy that towards innovation and creativity. If we do not do this then we are going to be a victim of this downward pricing pressure. It is as simple as that.

Keith Bachman

Okay. Well, my follow-up actually relates to that, thank you. In terms of pricing pressure when we listen to the other providers, the leading providers, the comments are pricing pressure is fairly consistent. You are suggesting that pricing pressure is actually increasing, is A) there a reason you think in different perspectives, and B) is the pricing pressure mostly in what we would characterize as legacy areas of ADM, outsourcing and BPO? Is that where the pricing pressure areas are showing up or is it even in the new areas that we would simply characterize as with digital areas?

Vishal Sikka

What I mean by that is not in terms of the amount of pressure or any of that, I think we can do the analysis on that and we can all see what that has been like and perhaps it is increasing, perhaps it is not. But it is certainly becoming much more pervasive and the rate cuts and so forth are becoming much more frequent, that is what I see. Exactly as you said the new service areas around digital experiences, the adoption of AI and AI solutions and clients, these are the areas where there are the high value opportunities which we have to go after and build the capabilities and the skill for it.

Moderator

Thank you. Our next question is from the line of Moshe Katri from Wedbush Securities. Please go ahead.

Moshe Katri

I wanted to get some color looking at your TCV for the quarter that was very significant, I think it was north of $1.2 bn, last quarter you were north of about $800 mn. May be talk a bit about, if you look at some of the deal flows that is coming through, which part is renewals, maybe we can get some sort of an average, which part is new logos? And then you also mentioned a framework agreement, maybe you can kind of explain what that actually entails? Thank you.

Pravin Rao

We have won six deals worth about $1.2 bn plus. Two of the deals are traditional committed deals and four are framework deals. By framework we mean there is a very clear expectation and in some sense informal agreement from the customers, those are kind of revenues that we will make over the deal duration but there is no contractual commitment, so that is why we have separated it out. In terms of the deal, out of the six deals, two deals have been from new logos and four of the deals have been from existing clients. But this varies from quarter-to-quarter, for instance we reported $ 800 mn plus last quarter, we had 10 deals and there also split between new and existing varied. It varies from quarter-to-quarter so we cannot conclude on a quarterly basis.

Moshe Katri

Which part of the $1.2 bn in terms of percentage was renewal this quarter last quarter?

Pravin Rao

We actually do not report the renewal versus net new because sometimes it is a mix, in some of the existing accounts as well part of it could be renewal because even when we renew we will get incremental revenue, it becomes a bit complicated. All we say what is new logo and what is existing customers, but we typically do not get into how much is renewal and how much is new.

Mohit Joshi

Yes, just to add to what Pravin has said, as Pravin mentioned at times we may have what we qualify as a framework contract. So for instance for a large Financial Services company they signed a deal close to $0.5 bn. But basically this is revenue, we have been doing multiple projects with them and this is a commitment from their side to add a $0.5 bn over the next five years. So while this is not really renew because existing projects that have been extended projects, this is the expectation of business volumes the clients give to us over the next five years.

Moshe Katri

And then as a follow-up, looking at the discussion about margins that we had, in the past we spoke about a cushion of about 500 bps to 700 bps that can actually help us sustain the EBIT margin range that we kind of focused on, utilization is at about 82.5%. The real question here is how comfortable are we that that cushion is still there and how badly do we need automation to come through to help us kind of sustain that EBIT margin range that we focused out in the past? Thank you.

Ranganath D. Mavinakere

I think there are multiple levers that we talked about earlier. For example, if you look at utilization at 82.5% that is overall number including onsite and offshore, while onsite is higher offshore is still lower at below 80%. So, we have some levers there. But of course we need to really, there could be quarter-to-quarter volatility as I said earlier but that is something that we are focusing on. We have seen onsite mix in the range of 27% as recent as about 1.5 to 2 years ago. Every 1% decline in onsite can give a 50 basis points straight away in operating margin but of course currently where it is 29%, it marginally came down from 29.9%. So that is a much more gradual one, but of course 27% is something that we have done recently. So that is the trajectory that we will watching very closely.

Likewise, if you look at our onsite employee cost and subcon expenses. For example, 6.3% of revenues was the high and it has come down by almost 1% in the last eight quarters. Why do we need to expect that some of the subcontractor expenses are required to make the short-term demands where we do not have our talent, at the same time we do believe that there are pockets which can be addressed through better talent supply chain planning and more importantly looking in to margin of subcontractors which we did this quarter, for example.

Likewise, we have the onsite employee cost structure, the onsite pyramid. Onsite pyramid is something which we are focusing on, the pyramid has to reflect a con-committed building rate for the pyramid that is there. We are seeing especially on the fixed priced projects onsite they are saying, Hey how we could in fixed projects in a particular project is there, how do we make sure that we have an optimal onsite pyramid. Can somebody senior there or mid-level, we really tend to redeploy in other new project essentially giving us that much additional flexibility onsite because once the person is out on the fixed price project on the cost side, while it will come down on the revenue side there is no impact, can they be redeployed elsewhere onsite in a new project.

Also we are looking for the higher end of the pyramid, whether the current bidding rates are adequate, should may we now move to different projects. So, there are many other elements that we have been doing over the last couple of quarters because our onsite employee cost as a percentage of revenue, you would notice on a comparable basis to some of our offshore players is on the higher side. So we are looking at it in a way that would not hurt growth but at the same time gives us flexibility to work on it. In some substance over the last three, four quarters this has been our focus and the trajectory of these indicators has been helping us in the last four quarters. We continue to do so in the short to medium term.

Vishal Sikka

And then on the capability issue that you raised, the crucial aspect of this is to ensure in order to stay ahead of the pricing downward curve is to ensure that the AI platform is able to bring automation lead productivity improvements to even the more complex kinds of work that people perform, not just the L1 and L2 support task which are easier to mechanize and easier to automate but to the more complex, the more imagination requiring task, the more cognitive tasks such as application maintenance, L3 or even application development and product engineering and those kinds of things. Certainly of course more complex forms of end-to-end testing and things like that. That is one of our endeavor is to continue to develop those capabilities in Mana

Moderator

Thank you. We have the next question from the line of James Friedman from Susquehanna International Group. Please go ahead.

James Friedman

I was wondering in terms of your forward guidance, are there any verticals that are contemplated to decelerate or accelerate, if you can give some color? And I realize you do not guide on a vertical basis but if you can give us some decent color about what you are contemplating in second half on a vertical basis, that will be helpful.

Vishal Sikka

So, maybe our three presidents of sales who are here, perhaps they can comment on this.

Sandeep Dadlani

I can give color on high tech, manufacturing, retail, CPG and logistics. I think if you look at retail, CPG and logistics, they are broadly trending together. They are volatile, we had a great Q1, we had a flattish Q2 but if you look at the incremental revenue and market share captured, it is perhaps higher than most industry peers as retail goes through disruptive times. Q3 for these industries is usually weak because of the holiday season and most of these companies are focused internally towards getting the holiday season right. But as consumer spending picks up, at least the early signs are that we will have a good holiday season then I think Q4 is going to be much better for them. Manufacturing and high tech have furloughs and ramp downs in Q3, this is also seasonal and the parts of manufacturing that are usually trending towards servicing oil and gas, energy clients, etc., have had trouble. But industrial manufacturing has lots of M&A going on and therefore there is good uptick in M&A work. Across all these industries, if we approach them as traditional IT services providers then discretionary spend will be tight and we will have some trouble. However, we are seeing especially in these sectors a big uptick in our people plus software strategy. They are far more amenable to more powerful, more disruptive capex led spending, offerings like Skava, Mana, Edge, etc., there have been most uptick in these areas. So I am very optimistic as we move into Q3 and Q4, other than seasonal trends that these new models will pick-up and drive growth in these industries. I will pass it on to Mohit now

Mohit Joshi

I will cover Financial Services and then Healthcare Insurance and Life Sciences. So, Financial Services, as you would have noticed for the past few quarters, we have had really a very strong performance, for the current quarter also. Even if you strip out the Insurance pace, Financial Services quarter-on-quarter grew at 4.9%. Growth for us was very broad based, so this was across industry sub-segments, this was across geographies and across service lines. I think our key message of industrialization which matches with the ‘renew’ agenda for our clients and the message of ‘new’ which is around digital disruption, around design thinking, around new AI used cases, that is resonating very strongly and a competitive position is very strong. So in a number of consolidation deals for instance we have won large pieces of work. On the flip side, in terms of the headwinds we had spoken about a large project ramp down. As has been happening over the past few quarters, the low interest rate or the negative interest rate regime has meant that clients spending has been more on a start-stop basis. But I do want to underscore the very strong performances we have had in the past few quarters and a very strong competitive positioning that we have developed in this industry as very strong modes for us, so that is on Financial Services.

Insurance, again like I mentioned we have done extremely well. Growth has been over 5%. There is a lot of focus among our clients on digital distribution, on claims and policy, admin, modernization, on customer acquisition. Insurance is a sector where we are leading with client acquisitions, so we have an existing portfolio of clients globally but the new account acquisition in the sector has been particularly strong and that leads me to be optimistic about the outlook for our business in the sector for the next half year.

In Healthcare we have done exceedingly well, we had double-digit quarter-on-quarter growth. In Healthcare as well growth is backed by very strong new client acquisition, a huge amount of interest in our clients on our innovation and automation agenda. In Healthcare we are seeing significant opportunities in care management, Medicare, Medicaid expansion, international expansion and obviously compliance. So we have a very strong team and a strong client franchise in Healthcare which is also reacting very well to some of the things that Sandeep spoke about in terms of robotic process automation and in terms of AI.

Life sciences is a business where if you recollect in Q1 we had spoken about a very large consulting led program coming to an end and we had a little bit of an overhang of that in this quarter as well. We are seeing some amount of in-sourcing by some of our key clients but again, and there is the spend in this industry itself which is challenged, but again life sciences over the past two years has been one of our highest performing businesses with strong double-digit growth in both the years. Again, a strong client franchise, so I do expect that in the next half year this will perform well above industry average.

Rajesh Krishnamurthy

I will give a quick commentary on the industries I look after. I manage resources, energy utilities, telecom and services business for Infosys. The resources and energy industries are clearly still reeling under the impact of low commodity prices and low oil prices. On the oil side, this morning the price has gone marginally above $50 but overall the industry is actually craving stability and I think you have seen a series of ups and downs, that is not really a good sign for companies to open up their wallets and make investments. So, in these two industries it is really about operational efficiency and looking at cost takeout. I think a lot of that has been done, at least the oil industry has been practicing this how companies can still continue and to be profitable at $40 a barrel. But I think overall with the demand being what it is and the gap between supply and demand still quite significant, I think this is something which will probably continue for some time.

The best performing sector for us is the utilities industry, this is where we have had our maximum growth. Overall, the ECS segment recorded a 7% plus growth this quarter and it was primarily driven to a large extent by the utilities industry. This is where we are seeing opportunities on two fronts, one of course utilities are also trying to get liner and get more efficient and that is where we are seeing a lot of uptake. But we are also seeing utilities spending a lot in transformation of how they are engaged with their clients and one of the big investment areas for utilities is a huge opportunity for us is how customers who have legacy systems and operate their back end systems for long periods of time are now having to create front end layer which are more nimble, more agile so that they can respond to the client needs. So we are looking at a disambiguation of the systems which is creating a lot of opportunities for us.

On the telecom side, again a huge pressure on both top-line and bottom-line because of the nature of the industry, because of the competition. And here it has been quite cyclical, last quarter we had a bumper quarter in telecom, this quarter was relatively muted. So, overall the ECS segment has done very well this quarter and we expect momentum to continue in Q3-Q4 as well.

Moderator

Thank you. We have the next question from the line of Ravi Menon from Elara Securities. Please go ahead.

Ravi Menon

I would just like to ask you, if you find certain parts of the service line more receptive to improving win rates and doing your proposition with the new areas or the new way of thinking where you are bringing about and some parts may be less so, like for us the infrastructure management services perhaps being less or separate to that versus application development.

Vishal Sikka

Perhaps Ravi, you can provide this answer to Ravi. Overall, what we see Ravi is the growth across all the service lines and of course they have different characteristics and different value propositions. But generally we are seeing strong growth in all the service lines driven by different parameters in application development and maintenance, it is driven by improving the productivity through automation and bringing experience improvement through design thinking. Infrastructure management is all about automation and so forth. Perhaps Ravi you can talk about, the question was around which service lines are more prone to innovation and higher margin and attractiveness.

Ravi Kumar

So, all service lines have some way of looking at automation and innovation. The ones which are more amenable for automation are application development and maintenance, enterprise package applications, infrastructure services. But having said that, each and every other service line does have an opportunity because we are looking at the complete value chain of the services spectrum. Each of them has a ‘new’ part of it. Just to give an example, in engineering services the ‘digital twin’ is the ‘new’ of what we could do in engineering services. In application development and maintenance, we are seeing quite a bit of work on legacy modernization. In digital experience, taking a process and digitizing it. In BPO services we have a lot of new offerings in digital media, optimization and creating insights and analytics. So, each of the service lines I believe do have opportunity to innovate or an opportunity to automate which is how we look for it.

Moderator

Thank you. Ladies and Gentlemen, that was our last question for today. I would now like to hand over the floor to Sandeep Mahindroo for his closing comments. Over to you, sir.

Vishal Sikka

Hi, this is Vishal. Just to close, we had a great Q2, we are proud of our execution. As we said both in August and at the end of Q1, largely internal factors had got us to the point of our performance in Q1 and we focused on those, we overcame that, we had strong performance, a 4.7% constant currency performance in our core services as well as improvements in all the operational parameters and continued strength in our new areas. So, I am really satisfied with the way the team has performed and the results that we have achieved. While we see some headwinds as we look at the next two quarters which has got us to the revision in our guidance downwards to 8% to 9% constant currency for this year, obviously, we will strive to ensure that we deliver a great performance in these two quarters. When we look beyond that, what we see is that our industry is going through a fairly structural transformation and when I look around, I find that our company both in terms of renewing our core services with automation and grass-root innovation as well as bringing new services that are the defining areas for our business for our clients, in that all important parameter we are doing very well and that gives me more than anything else, the comfort for the future. So thank you very much and we look forward to seeing many of you over the course of the quarter and then at the next earnings.

Moderator

Thank you very much, sir. Ladies and Gentlemen, with this we conclude today's conference call. Thank you for joining us and you may now disconnect your lines.